Exhibit 2

7 June 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

On 11 May 2006 Rinker Group Limited (Rinker) notified ASX that it was proposing a capital return of 50 A$ cents per ordinary share. In that notification, Rinker also advised that the proposal was subject to:

•                     the Australian Taxation Office (‘ATO’) confirming that the amount would be treated as 100% capital return for Australian taxation purposes; and

•                     shareholder approval of the proposal at Rinker’s annual general meeting on 18 July 2006.

We are pleased to advise that the first condition has now been satisfied, following today’s issue by the ATO of Class Ruling ‘CR 2006/49—Return of Capital: Rinker Group Limited’.

A copy of the Class Ruling is attached and can also be viewed on Rinker’s website at:
www.rinker.com. It is also available on the ATO’s website at: www.ato.gov.au.

The proposed capital return is now only subject to shareholder approval.

Yours faithfully

Peter Abraham
Company Secretary & General Counsel

Rinker Group Limited ABN 53003433118
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6600 Facsimile (02) 9412 6666

Class Ruling

CR 2006/49

Income tax: return of capital: Rinker Group Limited

This document WILL BE Withdrawn on 30106/2007

FOI status:

LEGALLY BINDING SECTION:
What this Ruling is about	1
Date of effect	8
Scheme	12
Withdrawal	13
Ruling	23
NOT LEGALLY BINDING SECTION:
Appendix 1: Explanation	28
Appendix 2: Detailed contents list	60

This Ruling provides you with the following level of protection:

This publication (excluding appendices) is a public ruling for the purposes of the Taxation Administration Act 1953.

A public ruling is an expression of the Commissioner’s opinion about the way in which a relevant provision applies, or would apply, to entities generally or to a class of entities in relation to a particular scheme or a class of schemes.

If you rely on this ruling, we must apply the law to you in the way set out in the ruling (or in a way that is more favourable for you if we are satisfied that the ruling is incorrect and disadvantages you, and we are not prevented from doing so by a time limit imposed by the law). You will be protected from having to pay any underpaid tax, penalty or interest in respect of the matters covered by this ruling if it turns out that it does not correctly state how the relevant provision applies to you.

What this Ruling is about

1. This Ruling sets out the Commissioner’s opinion on the way in which the relevant provision(s) identified below apply to the defined class of entities, who take part in the scheme to which this Ruling relates.

Relevant provision(s)

2. The relevant provisions dealt with in this Ruling are:

•                              subsection 6(1) of the Income Tax Assessment Act 1936 (ITAA 1936);

•                              section 45A of the ITAA 1936;

•                              section 45B of the ITAA 1936;

•                                section 45C of the ITAA1936;

•                              section 104-25 of the Income Tax Assessment Act 1997 (ITAA 1997);

•                              section 104-135 of the ITAA 1997; and

•                              section 136-10 of the ITAA 1997.

All references are to the ITAA 1936 unless otherwise stated.

Class of entities

3. The class of entities to which this Ruling applies is the ordinary shareholders of Rinker Group Limited (Rinker) who are registered on the Rinker Share Register on the Record Date, being the date for determining entitlements to the proposed return of share capital and who receive distributions under the proposed return of capital described in paragraphs 13 to 22 of this Ruling.

Qualifications

4. The Commissioner makes this Ruling based on the precise scheme identified in the Ruling.

5. The class of entities defined in this Ruling may rely on its contents provided the scheme actually carried out is carried out in accordance with the scheme described in paragraphs 13 to 22 of this Ruling.

6. If the scheme actually carried out is materially different from the scheme that is described in this Ruling, then:

•                                 this Ruling has no binding effect on the Commissioner because the scheme entered into is not the scheme on which the Commissioner has ruled; and

•                              this Ruling may be withdrawn or modified.

7. This work is copyright. Apart from any use as permitted under the Copyright Act 1968, no part may be reproduced by any process without prior written permission from the Commonwealth. Requests and inquiries concerning reproduction and rights should be addressed to:

Commonwealth Copyright
Administration Attorney General’s
Department Robert Garran Offices
National Circuit
Barton ACT 2600
or posted at: http:llwww aq.gov.au/cca

Date of effect

8. This Ruling applies from 18 July 2006. However, the Ruling does not apply to taxpayers to the extent that it conflicts with the terms of settlement of a dispute agreed to before the date of issue of the Ruling. Furthermore, the Ruling only applies to the extent that:

•                                it is not later withdrawn by notice in the Gazette ; or

•                                the relevant provisions are not amended.

9. If this Class Ruling is inconsistent with a later public or private ruling, the relevant class of entities may rely on either ruling which applies to them (item 1 of subsection 357-75(1) of Schedule 1 to the Taxation Administration Act 1953 (TAA)).

10. If this Class Ruling is inconsistent with an earlier private ruling, the private ruling is taken not to have been made if, when the Class Ruling is made, the following two conditions are met:

•                              the income year or other period to which the rulings relate has not begun; and

•                              the scheme to which the rulings relate has not begun to be carried out.

11. If the above two conditions do not apply, the relevant class of entities may rely on either ruling which applies to them (item 3 of subsection 357-75(1) of Schedule I to the TAA).

Withdrawal

12. This Ruling is withdrawn and ceases to have effect after 30 June 2007. However, the Ruling continues to apply after its withdrawal in respect of the taxation provisions ruled upon, to all entities within the specified class who entered into the specified scheme during the term of the Ruling, subject to there being no change in the scheme or in the entities involved in the scheme.

Scheme

13. The scheme that is the subject of the Ruling is described below. This description is based on, and includes reference to, the following documents:

•                              application for Class Ruling from Greenwoods & Freehills Pty Ltd (G&F) dated 3 May 2006;

•                              notes of meetings between Rinker, G&F and the Tax Office on 5 May 2006 and 12 May 2006; and

•                              correspondence from G&F from 3 May 2006 to 26 May 2006.

Note: Certain information has been provided on a commercial-in-confidence basis and will not be disclosed or released under the Freedom of Information legislation.

14. Rinker is an Australian resident public company listed on the Australian Stock Exchange (ASX). It was admitted to the official list of the ASX on 28 March 2003 following on from a demerger and quotation commenced on 31 March 2003. On 28 October 2003, Rinker’s shares in the form of American Depository Receipts (ADRs) were listed for quotation on the New York Stock Exchange. On 27 April 2005, Rinker altered the ratio of shares represented by ADRs from 10:1 to 5:1.

15. The Rinker Group joined the consolidated tax regime as a single entity from 12 April 2003.

16. Rinker is a leading heavy building materials group in Australia, China and the United States of America (USA). In the USA, Rinker is one of the largest producers of heavy building materials with operations in 29 states and its products include aggregate, cement, concrete, asphalt and concrete pipes and products. In Australia, it is one of the market leaders in the production of heavy building materials, with products including aggregate, concrete, asphalt, concrete pipes and products.

17. Rinker has surplus capital referable to the time of its demerger in 2003 given its target interest cover and debt ratios and lack of acquisitions. In addition, during the 2005 and 2006 financial years, Rinker divested four non-core businesses and assets that resulted in the release of capital, which is surplus to Rinker’s needs. Rinker’s on-market share buy-back schemes announced in 2004 and 2005 were only partially successful in reducing its surplus capital due to a range of factors, including a conservative approach to governance issues.

18. Rinker’s Board proposes to return share capital totalling approximately $455 million (equating to 50 cents per fully paid ordinary share on issue) to its shareholders. This is in addition to the announced special dividend of 40 cents per ordinary share and a final dividend of 24 cents per ordinary share.

19. Rinker’s stated purpose in making the return of capital is to achieve the following commercial objectives:

•                              to move interest cover and gearing ratios towards target levels, substantially reducing Rinker’s current under-gearing;

•                              to minimise its Weighted Average Cost of Capital (WACC) by optimising its capital structure and minimising funding costs;

•                              to maximise total shareholder returns through the reduction of WACC which will allow for the pursuit of more value creating investment opportunities;

•                              to demonstrate to the market Rinker’s commitment to its capital management strategy;

•                              to remove any adverse impact on the share price which may arise from the market perception that a high interest cover and low gearing reflects inefficient capital management and could lead to sub-optimal investment decisions; and

•                              to take advantage of significant committed debt facilities.

20. The return of capital is subject to shareholder approval at the Annual General Meeting of Rinker to be held on 18 July 2006. All shareholders of Rinker registered on the Record Date will be entitled to the return of capital. The Record Date and date of payment of the 50 cents will be 25 July 2006 and 17 August 2006 respectively.

21. Rinker will debit the return of capital against its share capital account. Rinker confirms that there have been no transfers to its share capital account, as defined in section 6D, from any of its other accounts.

22. The return of capital is, primarily, sourced from existing facilities and new borrowings made by a USA subsidiary of Rinker.

Ruling

Is the return of capital a dividend as defined in subsection 6(1)?

23. The proposed return of capital of 50 cents per ordinary share will not be a dividend as defined in subsection 6(1).

The application of sections 45A, 45B and 45C to the proposed return of capital

24. The Commissioner will not make a determination (under sections 45A or 45B) that section 45C applies to the return of capital. Accordingly, no part of the return of capital will be taken to be a dividend for income tax purposes under section 45C.

Capital gains tax consequences

25. CGT event Gl will happen to a Rinker shareholder when the return of capital is paid (section 104-135 of the ITAA 1997).

26. CGT event C2 will happen to a Rinker shareholder receiving the return of capital who ceases to own their Rinker share after the Record Date but before the payment of the return of capital (section 104-25 of the ITAA 1997).

27. A foreign resident shareholder will only make a capital gain as a result of the return of capital if the relevant asset has the necessary connection with Australia (section 136-10 of the ITAA 1997).

Commissioner of Taxation

7 June 2006

Appendix 1 - Explanation

This Appendix is provided as information to help you understand how the Commissioner’s view has been reached. It does not form part of the binding public ruling.

Dividends

28. Subsection 44(1) includes in a shareholder’s assessable income any dividends, as defined in subsection 6(1), paid to the shareholder out of profits derived by the company from any source (if the shareholder is a resident of Australia) and from an Australian source (if the shareholder is a non-resident of Australia).

29. The term ‘dividend’ in subsection 6(1) includes any distribution made by a company to any of its shareholders. However, later paragraphs in this subsection exclude certain items from being a dividend for income tax purposes.

30. Relevantly, paragraph (d) specifically excludes from the definition of ‘dividend’ in subsection 6(1):

money paid or credited by a company to a shareholder or any other property distributed by a company to shareholders (not being moneys or other property to which this paragraph, by reason of subsection 6(4), does not apply or moneys paid or credited, or property distributed for the redemption or cancellation of a redeemable preference share), where the amount of the moneys paid or credited, or the amount of the value of the property, is debited against an amount standing to the credit of the share capital account of the company.

31. The return of capital will be debited against Rinker’s share capital account. There have been no transfers into Rinker’s share capital account as defined in section 6D from any of Rinker’s other accounts. Therefore, paragraph (d) of the definition of ‘dividend’ in subsection 6(1) applies and the return of capital would not constitute a dividend.

Anti-avoidance provisions

32. Sections 45A and 45B are two anti-avoidance provisions which, if they apply, allow the Commissioner to determine that all or part of a distribution is treated as an unfranked dividend that is paid by the company out of profits to the shareholder.

Streaming of dividends and capital benefit: section 45A

33. Section 45A applies in circumstances where capital benefits are streamed to advantaged shareholders who would, in the year of income in which the capital benefits are provided, derive a greater capital benefit than the other shareholders (the disadvantaged shareholders) who would receive dividends.

34. Rinker will provide all of its shareholders with a ‘capital benefit’ (as defined in paragraph 45A(3)(b)), and the capital benefit is to be provided to all shareholders in direct proportion to their individual shareholding. As all shareholders benefit equally from the return of capital, there is no indication of ‘streaming’ of capital benefits to some shareholders and not to other shareholders. Accordingly, section 45A will not apply to the return of capital, and the Commissioner will not make a determination under subsection 45A(2) that section 45C applies to return of capital.

Schemes to provide capital benefits in substitution for dividends: section 45B

35. Section 45B applies where certain amounts of a capital nature are provided to shareholders in substitution for dividends.

36. Subsection 455(2) sets out the conditions under which the Commissioner will make a determination under subsection 45B(3) that section 45C applies. These conditions are that:

•                              there is a scheme under which a person is provided with a capital benefit by a company;

•                              under the scheme a person (the relevant taxpayer), who may or may not be the person provided with the capital benefit, obtains a tax benefit; and

•                              having regard to the relevant circumstances of the scheme, it would be concluded that the person, or one of the persons, entered into or carried out the scheme or any part of the scheme for a purpose (other than an incidental purpose) of enabling a taxpayer to obtain a tax benefit.

Each of these conditions are considered below.

37. The return of capital is a ‘scheme’ within the broad meaning of that term.

38. The phrase ‘provided with a capital benefit’ is defined at subsection 45B(5). Relevantly, it includes a distribution to a person of share capital. As Rinker proposes to debit the return of capital against its share capital account, its shareholders will be provided with a capital benefit.

39. A shareholder ‘obtains’ a ‘tax benefit’, as defined in subsection 45B(9), where:

•                                the amount of tax payable; or

•                                any other amount payable under the ITAA 1936 or the ITAA 1997,

by the taxpayer would, apart from the operation of section 45B:

•                                be less than the amount that would have been payable; or

•                                be payable at a later time than it would have been payable,

if the capital benefit had instead been a dividend.

40. Ordinarily, a return of capital would be subject to the CGT provisions of the income tax law. Unless the amount of the distribution exceeds the cost base of the share there will only be a cost base reduction under CGT event G1 (section 104135 of the ITAA 1997). It is only to the extent (if any) that the distribution exceeds the cost base of the share that a capital gain is made. A capital gain may not arise at all for certain foreign shareholders: see paragraph 58 and 59 of this Ruling. By contrast, a dividend would generally be included in the assessable income of a resident shareholder or, in the case of a non-resident, subject to dividend withholding tax. Therefore, the shareholder will obtain tax benefits from the return of capital.

Relevant circumstances

41. For the purposes of paragraph 45B(2)(c), the Commissioner is required to consider the ‘relevant circumstances’ set out in subsection 45B(8) to determine whether any part of the scheme would be entered into for a purpose, other than an incidental purpose, of enabling a relevant taxpayer to obtain a tax benefit. However, the list of relevant circumstances in subsection 45B(8) is not exhaustive and regard may be had to other circumstances on the basis of their relevance,

42. The test of purpose is an objective one. The question is whether it would be concluded that a person who entered into or carried out the scheme did so for the purpose of obtaining a tax benefit for the relevant taxpayer in respect of the capital benefit. The requisite purpose does not have to be the most influential or prevailing purpose but it must be more than an incidental purpose.

43. The purpose which causes section 45B to apply may be the purpose of any party to the scheme. In this case, however, the Commissioner is concerned only with the purpose of Rinker. The Commissioner cannot at this stage ascertain the purposes of Rinker’s numerous shareholders, all of whom are eligible to vote on the return of capital under section 256C of the Corporations Act 2001 and all of whom would participate in the return of capital should the proposal be approved. Nevertheless, in a case such as this, an objective conclusion as to the purpose of the company should, generally speaking, not be inconsistent with an objective conclusion as to the purpose of the shareholders, in particular those shareholders who vote in favour of the proposal.

44. The relevant circumstances under subsection 45B(8) cover the circumstances of the company and the tax profile of the shareholders. In this instance, as the return of capital is made to all shareholders of Rinker regardless of individual shareholder circumstances, paragraphs 45B(8)(c) to (h) do not incline for or against a conclusion as to purpose. The circumstances covered by paragraphs 45B(8)(i) and (j) pertaining to the provision of ownership interests and a demerger respectively are not relevant. In this case, the relevant matters are those covered by the circumstances described in paragraphs 45B(8)(a), (b) and (k).

45. Paragraph 45B(8)(a) refers to the extent to which the capital benefit is attributable to capital or profits (realised and unrealised) of the company or an associate (within the meaning of section 318) of the company. In this case, the return of capital is referable to surplus capital from the time of its demerger in 2003 given its target interest cover and debt ratios and the lack of acquisitions and also to capital released from the divestment of non-core businesses in the 2005 and 2006 financial years. The existence of debt facilities has enabled Rinker to pursue optimum gearing ratio and interest cover by increasing debt and reducing equity to the extent proposed. In these circumstances, the capital benefit is attributable to capital not profits, realised or unrealised.

46. Paragraph 45B(8)(b) refers to the pattern of distributions made by a company or an associate (within the meaning of section 318) of the company. Rinker recently increased its target dividend payout ratio which is consistent with the top quartile of Rinker’s USA peer group and in accordance with its business and financial strategies. Rinker has also announced a special dividend of 40 cents per ordinary share on issue in addition to the final dividend.

47. Since being listed on the ASX, Rinker has not made a return of capital to its shareholders. The pattern of distributions made by Rinker does not suggest that the return of capital is made in substitution for a dividend.

48. Paragraph 45B(8)(k) refers to the matters in subparagraphs 177D(b)(i) to (viii). These are matters by reference to which a scheme is able to be examined from a practical perspective in order to identify and compare its tax and non-tax objectives. The matters include the manner in which the scheme is carried out, the timing of the scheme, its form and substance, and the financial and other implications for the parties involved. Rinker has demonstrated that the scheme, being a return of capital to its shareholders, is a legitimate return of surplus capital aimed at reducing its WACC and timed to take advantage of the committed borrowing facilities of its USA subsidiary to improve its debt to equity ratio and interest cover. This should result in a higher rate of return to shareholders on their investment in the company and upward pressure on the share price. Additionally, the return of capital will move the company towards its target gearing ratio and interest cover as stated publicly at the time of its listing on the ASX and subsequently. In this case, the practical implications of the scheme are consistent with it being, in form and substance, a distribution of share capital.

49. Therefore, having regard to the relevant circumstances of the scheme to return capital to Rinker’s shareholders, as discussed in paragraphs 41 to 48 of this Ruling, it would not be concluded that Rinker will enter into or carry out the scheme for more than an incidental purpose of enabling the shareholders to obtain a tax benefit. Accordingly, the Commissioner will not make a determination under subsection 45B(3) that section 45C applies to the return of capital.

Deeming dividends to be paid where a determination is made: section 45C

50. As the Commissioner will not make a determination under subsection 45A(2) or subsection 45B(3) in relation to the scheme as described, section 45C will not apply.

CGT event GI: section 104-135 of the ITAA 1997

51. CGT event G1 (section 104-135 of the ITAA 1997) will happen if a company makes a payment to a shareholder in respect of a share they own in a company and some or all of the payment is not a dividend as defined in subsection 995-1(1) of the ITAA 1997, or an amount that is taken to be a dividend under section 47 of the ITAA 1936.

52. The cost base and reduced cost base of each Rinker share will be reduced (but not below nil) by the amount of the return of capital (subsections 104-135(3) and (4) of the ITAA 1997).

53. A Rinker shareholder may make a capital gain if the return of capital by the company in relation to each Rinker share exceeds the cost base of the share (subsection 104-135(3) of the ITAA 1997). If the Rinker share was acquired by the shareholder at least 12 months before the date of payment, a capital gain from the share may qualify as a discount capital gain (subsection 115-25(1) of the ITAA 1997) if the other conditions in Subdivision 115-A of the ITAA 1997 are satisfied.

CGT event C2: section 104-25 of the ITAA 1997

54. A person who is a registered ordinary shareholder of Rinker on the Record Date for the proposed return of capital acquires the right to receive the return of capital on that date. A shareholder continues to have the right to the return of capital even if the shareholder ceases to own the shares before the payment is made. The right is a CGT asset separate from the Rinker share.

55. CGT event C2 (section 104-25 of the ITAA 1997) will happen when the return of capital is paid and the right to receive that payment ends.

56. A capital gain will result if the capital proceeds for the event are more than the cost base of the right. The capital proceeds will be the amount of the payment from Rinker. As no amount will have been paid for the right, its cost base is likely to be nil. Therefore, a capital gain equal to the payment of the return of capital will likely arise.

57. The right to payment from Rinker was inherent in the Rinker share during the time that it was owned. Therefore, for the purposes of Subdivision 109-A of the ITAA 1997 the right is considered to have been acquired at the time when the Rinker share was acquired. Consequently, if the Rinker share was originally acquired by the former shareholder at least 12 months before the payment, a capital gain from the right may qualify as a discount capital gain (subsection 112-25(1) of the ITAA 1997) if the other conditions in Subdivision 115-A of the ITAA 1997 are satisfied.

Foreign resident shareholders: Division 136 of the ITAA 1997

58. If the Rinker shareholder is not an Australian resident for income tax purposes, a CGT event G1 capital gain cannot be made unless the shares have the necessary connection with Australia (section 136-25 of the ITAA 1997). Broadly, shares in public companies will not have the necessary connection with Australia, and a capital gain or a capital loss will not be made, where the foreign resident shareholder and their associates beneficially own less than 10% by value of the shares in the company during the 5 years before the CGT event happens.

59. As rights to receive a return of capital cannot have a necessary connection with Australia (section 136-25 of the ITAA 1997) there will be no CGT event C2 gain or loss for a foreign resident shareholder.

Appendix 2 - Detailed contents list

60. The following is a detailed contents list for this Ruling:

Paragraph
What this Class Ruling is about	1
Relevant provision(s)	2
Class of entities	3
Qualifications	4
Date of effect	8
Withdrawal	12
Scheme	13
Ruling	23
Is the return of capital a dividend as defined in subsection 6(1)?	23
The application of sections 45A, 45B and 45C to the proposed return of capital	24
Capital gains tax consequences	25
Appendix 1 - Explanation	28
Dividends	28
Anti-avoidance provisions	32
Streaming of dividends and capital benefit: section 45A	33
Schemes to provide capital benefits in substitution for dividends: section 45B	35
Relevant circumstances	41
Deeming dividends to be paid where a determination is made: section 45C	50
CGT event G1: section 104-135 of the ITAA 1997	51
CGT event C2: section 104-25 of the ITAA 1997	54
Foreign resident shareholders: Division 136 of the ITAA 1997	58
Appendix 2 - Detailed contents list	60

Not previously issued as a draft

References

ATO references:

NO 2006/8934

ISSN: 1445-2014

Subject References:

capital reduction

reduction of share capital

return of share capital

share capital

Legislative References:
Copyright Act 1968
Corporations Act 2001 256C
ITAA 19366(l)
ITAA 1936 6(4)
ITAA 1936 6D
ITAA 1936 44(1)
ITAA 1936 45A
ITAA 1936 45A(2)
ITAA 1936 45A(3)(b)
ITAA 1936 45B
ITAA 1936 45B(2)
ITAA 1936 45B(2)(c)
ITAA 1936 45B(3)
ITAA 1936 45B(5)
ITAA 1936 45B(8)
ITAA 1936 45B(8)(a)
ITAA 1936 45B(8)(b)
ITAA 1936 45B(8)(c)
ITAA 1936 45B(8)(d)
ITAA 1936 45B(8)(e)
ITAA 1936 45B(8)(f)
ITAA 1936 45B(8)(f)
ITAA 1936 45B(8)(g)
ITAA 1936 45B(8)(h)
ITAA 1936 45B(8)(i)
ITAA 1936 45B(8)(j)
ITAA 1936 45B(8)(k)
ITAA 1936 45B(9)
ITAA 1936 45C
ITAA 1936 47
ITAA 1936 177D(b)(i)
ITAA 1936 177D(b)(ii)
ITAA 1936 177D(b)(iii)
ITAA 1936 177D(b)(iv)
ITAA 1936 177D(b)(v)
ITAA 1936 177D(b)(vi)
ITAA 1936 I77D(b)(vii)
ITAA 1936 177D(b)(viil)
ITAA 1936 318
ITAA 1997 104-25
ITAA 1997 104-135
ITAA 1997 104-135(3)
ITAA 1997 104-135(4)
ITAA 1997 Subdiv 109-A
ITAA 1997 112-25(1)
ITAA 1997 Subdiv 115-A
ITAA 1997 115-25(1)
ITAA 1997 Div 136
TAA 1997 136-10
ITAA 1997 136-25
ITAA 1997 995-1(1)
TAA 1953
TAA 1953 Sch 1 357-75(1)

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